UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K/A

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the August of July, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of China Mass Media Corp. (the “Company”) that was furnished to the Securities and Exchange Commission on August 31, 2009, including the Company’s press release and the unaudited financial results as of June 30, 2009 and for the three months ended June 30, 2009 (the “2009 Second Quarter Press Release”).

In the 2009 Second Quarter Press Release, the Company’s results for the three months ended June 30, 2009 included RMB 14.6 million of special events services revenue (“2009 Special Events Revenue”). This related to the ad hoc sales and marketing support services for advertisements broadcast on China Central Television (“CCTV”) Channels 1 and 2 that were provided by the Company to CCTV during the 2008 Beijing Olympic Games under a general framework agreement. The fees for such services were determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Company generally receives a certain percentage of the total advertising revenue, as determined by CCTV at its discretion, that CCTV earned on Channels 1 and 2 during such special event. CCTV generally settles such service revenue by sending a confirmation to the Company that CCTV agrees to reduce the Company’s accounts payable balance to CCTV by the amount of such fees.  The Company recorded its special event services revenue for its services provided to CCTV during 2004 Athens Olympic Games and 2006 FIFA World Cup when the relevant confirmation was received in 2005 and 2007, respectively.

During the preparation of its unaudited financial results as of June 30, 2009 and for the three months ended June 30, 2009, the Company was notified by CCTV’s Advertising Department that a report was prepared by CCTV’s Advertising Department in June 2009 and submitted to the senior management of CCTV for approval of the fee to the Company for its services provided during the 2008 Beijing Olympic Games. Based on the Company’s historical experience, CCTV’s senior management typically approved the recommendations contained in the report prepared by the CCTV’s Advertising Department.  The Company therefore recognized the 2009 Special Events Revenue in June 2009. Since the submission, the Company has been working with CCTV to obtain the final confirmation and payment of the 2009 Special Events Revenue. However, the Company has still not received the final confirmation as of the date of this Form 6-K/A.

After consideration of, among other factors, such as the need to submit its annual report on Form 20-F in as timely a manner as possible, the Company’s regular communications with CCTV and the fact that a significant amount of time and effort had been spent in those communications, the Company has determined that the timing and likelihood of approval of the 2009 Special Events Revenue remains uncertain as of the date of this Form 6-K/A and the requirements for recognizing such revenue in the consolidated statement of operations under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, were not met.  Therefore, the Company has decided to reverse the 2009 Special Events Revenue and related sales bonus of RMB 2.0 million, which had been paid based on a preliminary assessment, in the relevant period covered by the 2009 Second Quarter Press Release.

On May 22, 2010, the Company’s board of directors declared the distribution of a dividend in the form of new fully paid ordinary shares (“New Shares”) at the rate of one New Share for every 10 then existing issued ordinary shares held by any shareholder whose name appeared on the register of members of the Company at the close of business on June 16, 2010. The New Shares so issued rank pari passu in all respects with the then existing issued ordinary shares. The number of options and the exercise price of all options issued and outstanding has been adjusted to prevent dilution caused by this share dividend to holders of share options as approved by the Company’s board of directors.

In accordance with the guidance in ASC 260-10-55-12, “Earnings Per Share”, the Company has retroactively adjusted basic and diluted earnings per share for all periods presented to reflect this share dividend.

As a result, the accompanying unaudited financial results have been revised from the amounts previously reported for the three months ended June 30, 2009. The amounts under the heading “As Previously Reported” reflect the originally reported results. The amounts under the heading “Revised” reflect the Company’s revised results after these adjustments. A summary of the significant effects of the revisions is as follows:

	Three months ended June 30, 2009
	As Previously Reported	Revised
Combined Statement of Operations Data	RMB	RMB

Revenues
Special events services	14,600,000	-
Total revenues	79,317,692	64,717,692
Business tax	(1,942,304)	(774,304)
Total net revenues	77,375,388	63,943,388
Sales and marketing expenses	(5,237,281)	(3,237,281)
Total operating costs and expenses	(80,507,808)	(78,507,808)
Operating loss	(3,132,420)	(14,564,420)
Income/ (loss) before taxation	441,664	(10,990,336)
Income tax (expense)/ credit	(70,401)	1,797,990
Net income/ (loss)	371,263	(9,192,346)
Earnings/(loss) per ordinary share, basic and diluted	0.001	(0.012)
Earnings/(loss) per ADS, basic and diluted	0.02	(0.35)

AMENDMENT

Set forth below is the press release on the Company’s financial results for the three months ended June 30, 2009 that has been updated to reflect the revised results.

CHINA MASS MEDIA REPORTS SECOND QUARTER 2009
UNAUDITED FINANCIAL RESULTS

BEIJING, CHINA — (August 31, 2009) — China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading television advertising  company in China, today reported its unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter of 2009 Highlights1

▪	Total net revenues were RMB 63.9 million (US$ 9.4 million), a decrease of 6.1% from the second quarter of 2008 and a sequential decrease of 57.3% from the first quarter of 2009.
▪
Operating loss was RMB 14.6 million (US$ 2.1 million), compared to operating income of RMB 7.8 million in the second quarter of 2008 and operating income of RMB 65.0 million in  the first quarter of 2009.

▪	Net loss was RMB 9.2 million (US$ 1.3 million), compared to net income of RMB 10.6 million from the second quarter of 2008 and net income of RMB 59.6 million from the first quarter of 2009.
▪
Net cash used in operating activities was RMB 13.5 million (US$ 2.0 million), compared to net cash provided by operating activities of RMB 22.3 million in the second quarter of 2008 and net cash provided by operating activities of RMB 232.5 million in the first quarter of 2009.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “While the broader economy in China, especially the stock and property markets, appeared to rebound fairly well in the second quarter, we remain in the shadow of the global economic recession and our customers did not increase their advertising budgets during the period.  Generally speaking, advertising budgets in the current year were set at the end of last year when the global economic crisis started to have its impact on the Chinese economy.  Given the fact that the second quarter is usually the low season for the advertising industry and there were no special events, advertisers chose not to increase their spending and our sales were affected as a result.  However, we decided to take advantage of this quiet period to initiate a number of changes to reposition ourselves for future growth.  During the quarter, we recruited a number of senior sales staff to further strengthen our sales force, restructured our sales team with an aim to better serve our customers, and implemented a new incentive plan to better align our sales people with our company’s growth objectives.  We believe such changes will have a positive effect on our sales in the coming months.

Looking forward, one of the biggest national events of the year will occur in the third quarter of 2009 with the celebration of the 60th anniversary of the founding of the People’s Republic of China.  CCTV has prepared a series of themed programs for the celebrations, and we have seen substantial interest in the related advertising time slots.  As a result, we believe our sales are likely to begin to rebound in the second half of the year due to this event. Additionally, CCTV has recently started to refocus the news content of its network.  We believe CCTV-4, the Chinese international channel of CCTV, will benefit from such changes and allow us to improve the sales results of our CCTV-4 time slots.”

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into US$ in this release is based on the exchange rate set forth in the statistical release issued by the Federal Reserve Board on June 30, 2009, which was RMB6.8302 to US$1.00.  The percentages stated are calculated based on RMB.

Mr. Eric Cheung, Chief Financial Officer of China Mass Media, added, “With our strengthened sales force and expanded marketing efforts, we believe the sales and the utilization of the majority of our media resources along with production and sponsorship services are likely to start to rebound in the third quarter.  We are currently reviewing certain market opportunities to further expand our media resources and therefore have decided to defer the declaration of a dividend to a later stage.”

Second Quarter of 2009 Financial Results

Revenues

Revenues from advertising agency services were RMB 61.8 million (US$ 9.1 million) in the second quarter of 2009, a decrease of 6.7% from RMB 66.3 million in the second quarter of 2008, and a decrease of 55.4% from RMB 138.6 million in the first quarter of 2009.  In addition to a typical seasonal sequential decline in revenues from the first to the second quarter, the Company faced significant headwind due to the global economic recession as the Company’s customers, many of which are privately owned companies in mainland China, attempted to conserve cash and became less willing to place advertisements when facing such uncertainty.

At the beginning of the year, CCTV raised the CCTV-4 airtime charge rate, citing higher viewer numbers.  However, the Company’s advertising customers were not receptive to the rate increase and the Company’s revenues declined as a result.  The decline in revenues derived from CCTV-4 programs compared to the same period in 2008 was offset by a significant rebound in sales of daytime advertising packages from the abnormal slump in 2008 that was related to the cancellation of commercial advertisements during the Sichuan earthquake and the slowdown in advertisements before the Beijing Olympics as companies prepared for big advertising campaigns during the Games.

Revenues from production and sponsorship services were RMB 2.9 million (US$ 0.4 million) in the second quarter of 2009, a decrease of 32.8% from RMB 4.3 million in the second quarter of 2008 and a decrease of 85.1% from RMB 19.3 million in the first quarter of 2009.  The sequential decrease of RMB16.4 million was mainly because the Company recognized production revenues from a number of advertising and promotional films for the Beijing Olympic Games in the first quarter of 2009. The decrease of RMB 1.4 million compared to the second quarter last year was mainly due to a pause in public service announcement sponsorships from several customers because of ongoing contract renewal negotiations.

Operating costs and expenses

Cost of revenues was RMB 64.4 million (US$ 9.4 million) in the second quarter of 2009, an increase of 23.1% from RMB 52.3 million in the second quarter of 2008 and a decrease of 12.3% from RMB 73.4 million in the first quarter of 2009. The second-quarter-over-second-quarter increase was primarily due to higher media resource underwriting costs for CCTV-4. The primary reason for the quarterly sequential decrease of RMB 9.0 million was because of the normal high production costs incurred for the Chinese New Year Gala program in the first quarter of 2009.

Sales and marketing expenses were RMB 3.2 million (US$ 0.5 million) in the second quarter of 2009, an increase of 127.2% from RMB 1.4 million in the second quarter of 2008 and a decrease of 11.7% from RMB 3.7 million in the first quarter of 2009.  The second-quarter-over-second-quarter increase was primarily due to an increase in salaries and other compensation as a result of the recruitment of additional sales employees.

General and administrative expenses were RMB 10.9 million (US$ 1.6 million) in the second quarter of 2009, an increase of 65.9% from RMB 6.6 million in the second quarter of 2008 and an increase of 41.9% from RMB 7.7 million in the first quarter of 2009. The second quarter 2009 increase over the second quarter 2008 was mainly due to the additional expenses incurred as a publicly listed company in the U.S., including employee share-based compensation expenses and consultancy fees incurred in relation to internal control improvement projects.  The Company also incurred additional compensation expenses as it expanded the management team. The sequential increase was primarily due to a provision for doubtful accounts amounting to RMB 3.5 million.

Operating loss, as a result of the foregoing factors, was RMB 14.6 million (US$ 2.1 million) in the second quarter of 2009, compared to operating income of RMB 7.8 million in the second quarter of 2008 and operating income of RMB 65.0 million in  the first quarter of 2009. The operating margin was -22.8% for the second quarter of 2009, 43.4% for the first quarter of 2009, and 11.4% for the second quarter of 2008.

Net loss was RMB 9.2 million (US$ 1.3 million) in the second quarter of 2009, as compared to net income of RMB 10.6  million in the second quarter of 2008 and net income of RMB 59.6 million (US$8.7 million) in the first quarter of 2009. Net margin was -14.4% in the second quarter of 2009, 39.8% in the first quarter of 2009, and 15.5% in the second quarter of 2008.

Basic and diluted loss per ADS for the second quarter of 2009 was RMB 0.35 (US$ 0.05), from a basic and diluted earnings per ADS of RMB 0.58 for the second quarter of 2008 and RMB 2.27or the first quarter of 2009. Each ADS represents 30 ordinary shares of the Company.

Cash and cash equivalents

As of June 30, 2009, the Company had cash and cash equivalents of RMB 1,126.9 million (US$ 165.0 million ) compared to RMB 1,083.3 million at March 31, 2009. The increase in cash and cash equivalents was mainly due to the redemption of certain matured investment products previously classified as short-term investments and was partially offset by cash used in operating activities.

Appointment to the Board of Directors
In August 2009, the Company appointed Mr. Yong Chen as an independent director of the Company.  Mr. Chen is the editor in chief and director of Modern Advertising magazine. He is also the secretary general of the Interactive Internet Advertising Committee of China Advertising Association and a member of the International Advertising Association and the Academic Committee of China Advertising Association. Mr. Chen studied at Beijing Economic Management College and the postgraduate program in Liberal Arts Management at Beijing University. Mr. Chen has more than ten years of experience in the print media industry in China.

Successful Transfer from NYSE Arca to NYSE

On August 20, 2009, the Company received a letter from the New York Stock Exchange (“NYSE”) authorizing the listing of the Company’s American Depositary Shares (“ADSs”) on the NYSE. The Company successfully transferred the listing of its ADSs from NYSE Arca to the NYSE on August 25, 2009.  The trading of the Company’s ADSs remains under its current ticker symbol “CMM” on the NYSE.

Business Outlook

The Company currently expects to generate total net revenues of RMB 65 million (US$9.5 million) to RMB 75 million (US$ 11.0 million) for the third quarter of 2009.  The range results in potential percentage change from the third quarter 2008 of a decrease of 11.1% to an increase of 2.6%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) (8:00 p.m., Beijing time) on Monday, August 31, 2009.

The dial-in details for the live conference call are as follows:
U.S. toll free number: +1 800 573 4842
International dial-in number: +1 617 224 4327
China toll free number: +10 800 152 1490
Hong Kong toll free number: +800 96 3844
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.chinammia.com.

A telephone replay of the call will be available for seven days after the conclusion of the conference call.  The dial-in details for the replay are as follows:
U.S. toll free number:  +1 888 286 8010
International dial-in number:  +1 617 801 6888
Passcode:    91019866

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required by law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers more than 500 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has also been the exclusive advertising agent for the most watched television program in China, the Chinese New Year Gala, since the Company’s incorporation. Since 2003, the Company has produced over 300 advertisements and has won a number of prestigious awards in China.
http://www.chinammia.com

For further information, please contact:

China Mass Media Corp. Julie Sun, +86-10-8809 1050 Vice President of Corporate Development juliesun@chinammia.com

or

Christensen Hong Kong: Roger Hu, +852 2117 0861 rhu@ChristensenIR.com		United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	RMB	RMB	RMB (Revised)	US$ (Revised)

Revenues:
Advertising agency services	66,266,445	138,577,218	61,838,249	9,053,651
Special events services	-	-	-	-
Advertisement production and sponsorship services	4,285,676	19,270,539	2,879,443	421,575
Total revenues	70,552,121	157,847,757	64,717,692	9,475,226
Less: Business tax	(2,470,312)	(8,086,432)	(774,304)	(113,365)

Total net revenues	68,081,809	149,761,325	63,943,388	9,361,861

Operating costs and expenses:
Cost of revenues	(52,300,715)	(73,384,387)	(64,383,133)	(9,426,244)
Sales and marketing expenses	(1,425,087)	(3,668,251)	(3,237,281)	(473,966)
General and administrative expenses	(6,562,015)	(7,671,858)	(10,887,394)	(1,594,008)

Total operating costs and expenses	(60,287,817)	(84,724,496)	(78,507,808)	(11,494,218)

Operating income/ (loss)	7,793,992	65,036,829	(14,564,420)	(2,132,357)

Interest and investment income	4,470,533	3,410,939	3,345,142	489,758
Other expense, net	(1,638)	34,229	228,942	33,519

Income/ (loss) before tax	12,262,887	68,481,997	(10,990,336)	(1,609,080)
Income tax (expense)/ credit	(1,709,146)	(8,867,756)	1,797,990	263,241

Net income/ (loss)	10,553,741	59,614,241	(9,192,346)	(1,345,839)

Net income allocated to participating preferred shares	(1,849,015)	-	-	-

Net income/ (loss) available to ordinary shareholders	8,704,726	59,614,241	(9,192,346)	(1,345,839)

Earnings/ (loss) per ordinary share, basic and diluted	0.02	0.08	(0.012)	(0.002)
Earnings/ (loss) per ADS, basic and diluted	0.58	2.27	(0.35)	(0.05)

Shares used in calculating earnings/(loss) per ordinary share, basic and diluted	453,640,000	788,012,500	788,012,500	788,012,500
Shares used in calculating earnings/(loss) per ADS, basic and diluted	15,121,333	26,267,083	26,267,083	26,267,083

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB (Revised)	US$ (Revised)
Assets
Current assets:
Cash and cash equivalents	566,889,261	1,126,941,402	164,993,910
Short-term investments	500,000,000	30,000,000	4,392,258
Accounts receivable, net of allowance for doubtful accounts of RMB 4,319,808 and RMB 7,867,898 as of December 31, 2008 and June 30, 2009	14,367,193	4,483,739	656,458
Prepaid expenses and other current assets	68,301,523	81,097,070	11,873,307
Deposit paid to a related party	1,000,000	1,391,664	203,752
Total current assets	1,150,557,977	1,243,913,875	182,119,685
Non-current assets:
Property and equipment, net	57,261,208	55,966,554	8,193,985
Total non-current assets	57,261,208	55,966,554	8,193,985

Total Assets	1,207,819,185	1,299,880,429	190,313,670

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	330,085,426	490,137,469	71,760,341
Customer advances	75,422,483	29,957,331	4,386,011
Dividend payable	96,335,115	-	-
Accrued expenses and other current liabilities	13,765,090	17,055,002	2,496,998
Taxes payable	51,958,677	63,031,233	9,228,314
Amount due to related parties	252,209,794	259,205,893	37,949,971
Total current liabilities	819,776,585	859,386,928	125,821,635
Total Liabilities	819,776,585	859,386,928	125,821,635

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 716,375,000 issued and outstanding as of December 31, 2008 and June 30, 2009)	4,893,500	4,893,500	716,450
Additional paid-in capital	330,214,330	332,243,336	48,643,281
Statutory reserves	25,000,000	25,000,000	3,660,215
Retained earnings	27,934,770	78,356,665	11,472,089
Total Shareholders’ Equity	388,042,600	440,493,501	64,492,035

Total Liabilities and Shareholder’s Equity	1,207,819,185	1,299,880,429	190,313,670

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	RMB	RMB	RMB (Revised)	US$ (Revised)

Cash flows from operating activities:
Net income/ (loss)	10,553,741	59,614,241	(9,192,346)	(1,345,838)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation expense	233,515	754,671	757,596	110,919
Investment income	(4,042,911)	(1,926,395)	(2,408,306)	(352,597)
Exchange (gain)/ loss	-	(37,491)	161,392	23,629
Share-based compensation	-	943,280	1,085,726	158,960
Changes in assets and liabilities:
Notes receivable	202,800	(250,000)	250,000	36,602
Accounts receivable	12,965,126	(12,490,400)	22,373,854	3,275,724
Prepaid expense and other current assets	(6,068,951)	4,009,075	(1,021,315)	(149,528)
Amount due from a related party	-	-	(391,664)	(57,343)
Accounts payable	(34,437,690)	139,758,683	20,293,360	2,971,122
Customer advances	(293,964)	(41,518,831)	(3,946,321)	(577,775)
Accrued expenses and other current liabilities	(1,007,705)	1,839,760	1,450,150	212,314
Taxes payable	(7,612,248)	11,051,580	(16,380,410)	(2,398,233)
Amount due to related parties	51,857,957	70,720,013	(26,535,414)	(3,885,013)
Net cash provided by/ (used in) operating activities	22,349,670	232,468,186	(13,503,698)	(1,977,057)

Cash flows from investing activities:
Redemption of short-term investments	-	400,000,000	70,000,000	10,248,602
Proceed from sale of long-term investment held on behalf of shareholder	55,000,000	-	-	-
Purchase of property and equipment	(157,423)	(22,232,998)	(158,508)	(23,207)
Proceeds from investment income	1,829,877	2,465,079	2,487,704	364,221
Net cash provided by investing activities	56,672,454	380,232,081	72,329,196	10,589,616

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	2,847	-	-	-
Proceeds from issuance of preferred shares	605	-	-	-
Distribution made to shareholder in connection with the reorganization	-	-	(15,000,000)	(2,196,129)
Dividends distributed	(29,194,814)	(96,335,115)	-	-
Net cash used in financing activities	(29,191,362)	(96,335,115)	(15,000,000)	(2,196,129)

Effect of foreign currency exchange	-	22,883	(161,392)	(23,629)
Net increase in cash and cash equivalents	49,830,762	516,388,035	43,664,106	6,392,801
Cash and cash equivalents at beginning of the period	163,455,470	566,889,261	1,083,277,296	158,601,109
Cash and cash equivalents at end of the period	213,286,232	1,083,277,296	1,126,941,402	164,993,910

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	June 30, 2008	March 31, 2009	June 30, 2009

Number of programs secured during the period	9	41	41
Total advertising time obtained (seconds)	504,660	2,896,140	2,909,160	(1)
Total advertising time sold (seconds)	242,055	694,985	389,786	(2)

(1)
Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 550,440 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,358,720 seconds from CCTV-E and CCTV-F. During the three-month period ended June 30, 2008, the company was engaged in sales of advertising air time on CCTV-1, CCTV-2 and CCTV-4.

(2)	During the three-month periods ended June 30, 2008, March 31, 2009 and June 30, 2009, the company has sold nil, 451,080 seconds and 167,760 seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended June 30, 2008			Three months ended June 30, 2009
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB (Revised)	RMB	RMB (Revised)

Operating income/(loss)	7,793,992	-	7,793,992	(14,564,420)	1,085,726	(13,478,694)

Net income/(loss)	10,553,741	-	10,553,741	(9,192,346)	1,085,726	(8,106,620)

(*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of operating income/ (loss) and net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA CORP.
(Registrant)

Date: August 30, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer